Exhibit (a)(14)

(English Translation of the Japanese News Release)

February 16, 2012

Company Name:	FUJIFILM Holdings Corporation
Name of the Representative:	Shigetaka Komori President and Chief Executive Officer
Person to contact:	Ken Sugiyama General Manager, IR Office Corporate Planning Div.

FUJIFILM Holdings Completes Tender Offer for SonoSite, Inc.,
a Market Leader in Ultrasound Equipment

FUJIFILM Holdings Corporation (hereinafter: Fujifilm Holdings) today announced the successful completion of a tender offer launched to acquire all outstanding shares of common stock of SonoSite, Inc. (President and CEO: Kevin Goodwin, Head office in Bothell, WA, U.S.A., NASDAQ: SONO, hereinafter: SonoSite) for US$54 per share in cash (hereinafter: Tender Offer). The Tender Offer was commenced on January 17, 2012 (U.S. Eastern Standard Time) and was completed at 17:00 (U.S. Eastern Standard Time) on Wednesday, February 15, 2012.

1. Outline of the Tender Offer
(1) Offeror
A special purpose company (hereinafter: SPC) established through its U.S. subsidiary
(2) Target of the Tender Offer
SonoSite, Inc.
(3) Types of Shares to be Acquired in the Tender Offer
Common shares of SonoSite
(4) Tender Offer Price
US$54 per share
(5) Required Funding for Tender Offer
Approximately $995 million (estimated) - This is the total amount that is needed to purchase all outstanding common shares and make other payments related to convertible bonds, options and other securities of SonoSite. Fujifilm Holdings has sufficient cash on hand to complete the Tender Offer and the transaction is not subject to any financing conditions.
(6) Tender Offer Period
From January 17, 2012 through February 15, 2012 (U.S. Eastern Standard Time)
(7) Minimum Number of Shares to be Purchased
SPC will consummate the Tender Offer if and only if SonoSite shares constituting 50% plus one share (on a fully-diluted basis) have been tendered.

2. Results of the Tender Offer
(1) Status of Tendered Shares (17:00 (U.S. Eastern Standard Time) on Wednesday, February 15, 2012)
Ratio of the number of shares planned to be purchased to the number of outstanding shares: 100%
Ratio of the number of currently tendered shares to the number of outstanding shares: approximately 97.39% (13,748,129 shares) (Including approximately 14.83% (2,093,508 shares) tendered through Notice of Guaranteed Delivery (*1))

(2) Outcome of the Tender Offer
Because the number of tendered shares satisfies the minimum condition set forth in 1. (7) above, SPC will purchase all tendered shares.
(3) Funds necessary for the payment for all tendered shares
Approximately $742.4 million
3.  After Completion of the Tender Offer
After the close of the Tender Offer, SonoSite will call an extraordinary shareholders meeting to approve the merger of SPC and SonoSite.  SPC acquired sufficient shares in the tender offer to approve the merger without the vote of any other shareholder.  SonoSite will be the surviving entity and become a wholly-owned subsidiary of Fujifilm Holdings. The transaction is expected to be completed in late March 2012 or thereafter.

4. Prospects for the Future
This acquisition is expected to have a positive contribution to Fujifilm Holdings' consolidated performance once SonoSite becomes Fujifilm Holdings' subsidiary, and to make a substantial contribution to mid- to long-term business performance. The impact on Fujifilm Holdings' consolidated results for the March 2012 term is minimal.

*1 Notice of Guaranteed Delivery
Notice of Guaranteed Delivery is a document enabling a stockholder who is unable for certain reasons to complete the required procedures to tender shares prior to the expiration of the tender offer to do so through an eligible financial institution within three trading days following the closing of the tender offer.